Ex99.59

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1  Name and Address of Company:

Routemaster Capital Inc. (“Routemaster” or the “Company”) 65 Queen Street West
Suite 900 Toronto, Ontario M5H 2M5

ITEM 2  Date of Material Change:

February 16, 2021

ITEM 3  News Release:

A news release was issued by the Company on February 16, 2021 and subsequently filed on SEDAR.

ITEM 4  Summary of Material Change:

Routemaster has appointed Wouter Witvoet as Chief Executive Officer of the Company.

ITEM 5  Full Description of Material Change:

Routemaster has appointed Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet replaces Daniyal Baizak as the Chief Executive Officer of the Company.

ITEM 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7  Omitted Information:

Not applicable.

ITEM 8  Executive Officer:

Wouter Witvoet
Chief Executive Officer Wouter@defiholdings.ca

ITEM 9  Date of Report:

February 16, 2021

This Material Change Report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of Wouter Witvoet as CEO; the Defi Holdings business; the pursuit by Routemaster of investment opportunities; and the merits or potential returns of any such investments. Generally, forward- looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.